Securities and Exchange Commission

                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 10)*





Name of Issuer: Diebold Inc.

Title of Class of Securities: Common

CUSIP Number: 253651103



*The remainder of this cover page shall be filled out for a

reporting person's initial filing on this form with respect

to the subject class of securities, and for any subsequent

amendment containing information which would alter the

disclosures provided in a prior cover page.





The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section

18 of the Securities Exchange Act of 1934 ("Act") or

otherwise subject to the liabilities of that section of the

Act but shall be subject to all other provisions of the Act

(however, see the Notes).






CUSIP Number: 253651103

1. Name of Reporting Person: Jennison Associates Capital Corp.

S.S. or I.R.S. Identification No. of Above Person: IRS

Identification #13-2631108

2. Check the Appropriate Box if a Member of a Group:  Not Applicable

3. SEC Use Only

4. Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned By Each Reporting Person

With:

5. Sole Voting Power:  669,080 shares

6. Shared Voting Power: 4,964,109 shares

7. Sole Dispositive Power: 0 shares

8. Shared Dispositive Power: 6,216,011 shares

9. Aggregate Amount Beneficially Owned by Each

Reporting Person: 6,216,011 shares

10. Check Box if the Aggregate Amount in Row 9 Excludes Certain

Shares*: ( )

11. Percent of Class Represented by Amount in Row 9: 9.01%

12. Type of Reporting Person*: IA






               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934



Item 1(a) Name of Issuer: Diebold Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

5995 Mayfair Road

P.O. Box 3077

North Canton, OH 44720-8077

Item 2(a) Name of Person Filing: Jennison Associates

Capital Corp.

Item 2(b) Address of Principal Business Office or Residence:

466 Lexington Avenue

New York, NY  10017

Item 2(c) Citizenship: New York

Item 2(d) Title of Class of Securities: Common

Item 2(e) CUSIP Number: 253651103



                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                Schedule 13G

                    Under the Securities Exchange Act of 1934



Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),

check whether the person filing is a:

(a) ( ) Broker or Dealer registered under Section 15 of the Act

(b) ( ) Bank as defined in Section 3(a) (6) of the Act

(c) ( ) Insurance Company as defined in Section 3(a) (19) of the Act

(d) ( ) Investment Company registered under Section 8 of the Investment

Company Act

(e) (X) Investment Adviser registered under Section 203 of the Investment

Advisers Act of 1940

(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security

Act of 1974 or Endowment Fund; see Section 240.13d1(b) (ii) (F)

(g) ( ) Parent Holding Company, in accordance with Section 240.13(b)

(ii) (G) (Note See Item 7)

(h) ( ) Group, in accordance with Section 240.13d1(b) (ii) (H)






Item 4 Ownership:

(a) Amount Beneficially Owned: 6,216,011 shares

(b) Percent of Class: 9.01%

(c) Number of shares as to which such person has:

 669,080 (I) sole power to vote or to direct the vote

 4,964,109 (II) shared power to vote or to direct the vote

  0 (III) sole power to dispose or to direct the disposition of

   6,216,011 (IV) shared power to dispose or to direct the

            disposition of

Jennison Associates Capital Corp. ("Jennison") furnishes investment advice to several investment companies, insurance separate accounts,

and institutional clients ("Managed Portfolios"). As a result of its role as investment adviser of the Managed Portfolios, Jennison may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such Managed Portfolios.  The Prudential Insurance Company of

America ("Prudential") owns 100% of the stock of Jennison.  As a result,

Prudential may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Jennison may have with respect to the Issuer's Common Stock held by the Managed

Portfolios. Jennison does not file jointly with Prudential, as such,

shares of the Issuer's Common Stock reported on Jennison's 13G may be included in the shares reported on the 13G filed by Prudential.

These shares were acquired in the ordinary course of business,

and not with the purpose or effect of changing or influencing control of the Issuer.  The filing of this statement should not be

construed as an admission that Jennison is, for the purposes of

Sections 13 or 16 of the Securities Exchange Act of

1934, the beneficial owner of these shares.


Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased

to be the beneficial owner of more than five percent of the securities,

check the following ( ).









               SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                            Schedule 13G

             Under the Securities Exchange Act of 1934






Item 6 Ownership of More than Five Percent on Behalf of Another

Person:

Our clients have the right to receive or the power to direct the receipt of dividends or the profits from the sale of such securities.  No one client owns more than 5% of such security class.









Item 7 Identification and Classification of the Subsidiary

which Acquired the Security being Reported on by the Parent Holding

Company: Not Applicable









Item 8 Identification and Classification of Members of the

Group: Not Applicable









Item 9 Notice of Dissolution of Group: Not Applicable









Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effects. After reasonable inquiry and to the best of my knowledge and belief,

I certify that the correct information set forth in

this statement is true, complete and correct.

















February 10, 1998









Karen E. Kohler, Senior Vice President and Director